Paul's video Transcript

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the different journeys that we that i

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had developed

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we had seven of them and the first one

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is called exploration

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journey

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and that's where a person who

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is

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wondering whether they have a problem or

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not

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you know things have been happening in

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their life you know maybe they uh drank

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too much one time they feel like they

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still feel like they're in control and

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that thing's not really serious but

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there's been those episodes where

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it got out of hand a little thing out i

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could spend too much money didn't come

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home the right time maybe arguments with

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a significant other

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late at work some things are kind of

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coming up so now you're you're wondering

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whether you have a problem exploring

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that and so that journey helps you to

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take you through

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about 10 challenges to process

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where are you in regards to your drug

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and alcohol use

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you know are you like maybe the

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beginning of very mild a moderate

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maybe severe uh

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phase of your drinking and using so that

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that takes you through that and then

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some conclusion about where to go from

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there if it is a severe enough problem

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then you can go and you know take the

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next journey and that's the fresh start

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journey

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and that's where somebody who's just

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stopping

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it's the first two weeks one to two

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weeks in your recovery to going to

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withdrawals depending on how severe your

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drug and alcohol uses i would imagine

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people using the app you'd probably be

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more like mild to moderate with and so

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there you're just stabilizing you know

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you're you're you're going through the

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withdrawals

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so we have challenges to help you do

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that what to expect what are some things

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to help minimize

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that how to deal with cravings you know

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how to kind of structure your life so

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that you know you can you can

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continually stay clean and silver

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um so that's with that phase

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and then the third phase is called new

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skills

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um and that

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is where

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you figure you've got two weeks

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clean

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you you hit this stage now if you're

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using a stimulant drug like cocaine and

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methamphetamine

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this this is an interesting point

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because

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this four weeks it's a four week period

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of time

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where your energy

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increases so when you're in withdrawals

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you know you have lack of energy need

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for sleep irritability you know so forth

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and then all of a sudden you have this

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perk

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of energy and so you feel optimistic

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you may feel cured that you don't need

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help anymore and that's the result of

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your brain chemistry

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that's healing it's going through these

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phases so it's kind of like a false

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sense of optimism

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and

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and so a lot of times people would would

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quit so they may stop using sober buddy

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doing the challenges because they feel

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like they feel so good well i'm i'm okay

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i can kind of carry on with my life

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and so we talk about that and then we

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have challenges to help you know kind of

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manage your your life in regards to

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um how do you avoid triggers

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dealing with cravings structuring in

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your life you know keeping busy

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health issues so far as diets

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you know avoiding uh you know

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foods that could could

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interfere with the healing of the body

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and the brain those kinds of things so

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so the the next phase or next journey is

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called motivation journey and so this

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starts around

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six weeks from your last use

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and that's when you have this

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shift

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biochemically and neurologically in the

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brain so now you're optimistic now this

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is for cocaine and methamphetamine

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drug you know alcohol the opiates you

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don't go through that

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that

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new skills journey where you have that

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shift in your energy and your thinking

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it's more of a gradual clearing but the

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stimulants you have the swinging back

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and forth

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and and so it's a period we

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it that lasts for about three and a half

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months

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and so you have symptoms of depression

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irritability difficulty concentrating

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short-term memory loss

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uh you know you you walk into the room

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and then you can't remember why you're

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there you know you're like

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you're edgy

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you find yourself maybe getting more

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arguments

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you know you don't want to get out of

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bed low energy so it's a very difficult

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time and if you don't if you're not

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aware

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that this is still part of your brain

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healing from the effects

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you start wondering well life is so

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miserable

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if this is what normal is

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it's been you know six weeks or so or

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two months three months

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you might as well go back and use

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i mean this is the kind of thinking so

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so we have challenges again to educate

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you about this period of time and then

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to help you through this

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which again exercise helps reduce these

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symptoms

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healthy eating certain nutrition

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structure in your life again avoiding

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triggers peace people places and things

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that can

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uh trigger you know cravings so there's

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a lot of the cbt stuff in the challenges

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okay

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and then once that settles down so now

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you're you're out around five months

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six months right this is the comfort

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journey that we go into and that's

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where your your brain is pretty much

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healed from the effects of the drugs and

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alcohol

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and and now it's like getting used to

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what is normal normal emotions

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a normal lifestyle so that is a that's

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what this journey is about to help

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adjust your life sense of like how do i

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balance everything work

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you know recreation self-care maybe my

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own sobriety things i need to do

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family there's a whole set of things

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that you kind of have to work through

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and so

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we have challenges to help you do that

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and then to avoid what we call relapse

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drift

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you know how people tend to slowly move

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back

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towards a relapse and so educating

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yourself about

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what are those things that you can look

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for

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that are warning signs

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uh things to pay attention to

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and then we move on to actually the

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sixth

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journey which is the meaning journey

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um so

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once you you kind of get out of the the

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previous journey now this one's about

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three months two to three months

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where it's

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okay and now that i kind of got things

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worked out in my recovery and what

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normal emotions are

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i need to find a sense of purpose and

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meaning

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and that and so we we give challenges to

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help you with that goal setting

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processing what you want to do how you

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want to do that

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um you know and then always making sure

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that you're not drifting

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you can't ignore that part of your

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treatment but it's it's part of that

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process of moving forward our goal is to

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always move you forward

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in your in your in your life and your

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skills and your abilities

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so so

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there's a whole set of challenges in

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this phase and then lastly

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is the coming alive journey

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and this is where

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both in back of his back up the meaning

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journey uh issues might come up

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underlying issues

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that may have been ignored or suppressed

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due to the drug and alcohol use

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and so that's another issue uh both in

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meaning and perhaps coming to live that

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you need to deal with and you may want

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to seek therapy or a counselor

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to to deal with that

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[Music]

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because

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because if you can't kind of get over

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those humps you you kind of get stuck

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and you stall in your growth

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and and you can only hang on for so long

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i find people in recovery and if they

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can't work through those issues it ends

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up being the very thing they go back

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to the drug and alcohol use or your life

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becomes a very mundane boring

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unfulfilling you know i'm saying kind of

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just existing

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and people just it's it's not a good

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place to be

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and so between meaningful journey and

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coming to live journey we really focus

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on

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providing challenges of exploring who

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you are your talents your gifts

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what's important in life and how do you

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do that how do you achieve those things

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so that you can feel

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like purposeful and fulfilled

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because that's what will motivate you to

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continue to stay clean and sober there's

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a better life than you've ever had

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before